DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517

June 25, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance – Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mr. Michael R. Clampitt
Mr. Marc D. Thomas
Mr. Hugh West

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the year ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
Form 10-Q for the quarterly period ended December 31, 2009
Schedule 14A, filed October 28, 2009
File No. 000-31203

Ladies and Gentlemen:

     On behalf of Net 1 UEPS Technologies, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 5, 2010, relating to the above-referenced filings.

     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

     Please note that where the Company uses “[TBD]” in the following responses, it indicates a financial metric for fiscal 2010 that has not yet been determined and which will be included in the Company’s Annual Report on 10-K for the year ended June 30, 2010 (the “2010 Form 10-K”).

Form 10-K for the Fiscal Year ended June 30, 2009

Overview, page 2

1. Please provide to us and undertake to include in your future filings, a revised third paragraph in which you disclose the following:

  revise your claim that you “process nearly 65% of retail payment transactions” to explain whether this is 65 percent of all such transactions in South Africa or some other universe and tell us the basis for this claim; and
  revise, in future filings, the revenue disclosures in the overview, to disclose, from Note 19 on page F-46, the revenues you derive from 3 geographic areas and compare that to the previous period.

June 25, 2010

RESPONSE TO COMMENT 1

The Company undertakes to revise its third and fourth paragraphs of the “Overview” in Item 1 of its 2010 Form 10-K and to the extent applicable, its future filings, to read as follows:

“Our technology is widely used in South Africa today, where we distribute pension and welfare payments to over 3.2 million recipients in five of South Africa’s nine provinces, process debit and credit card payment transactions on behalf of retailers that we believe represent nearly 65% of retailers within the formal retail sector in South Africa through our EasyPay system, process value added service such as bill payments and prepaid electricity for the major bill issuers and local councils in South Africa and provide mobile telephone top-up transactions for two of South Africa’s three mobile carriers.

We generate revenue primarily by charging transaction fees to governmental agencies, employers, merchants and other financial services providers and by selling hardware, software and related technology. During fiscal 2010, 2009 and 2008, we had revenue of $[TBD], $246.8 million and $254.1 million, respectively and operating income of $[TBD], $93.4 million and $110.4 million, respectively. Revenues derived from our South African operations were $[TBD], $220.4 million and $238.9 million in fiscal 2010, 2009 and 2008, respectively. Revenues derived from our operations in Europe were $[TBD], $19.6 million and nil, in fiscal 2010, 2009 and 2008, respectively and revenues derived from our operations in the rest of the world were $[TBD], $6.9 million and $15.2 million in fiscal 2010, 2009 and 2008, respectively.”

The Company supplementally advises the Staff that the statement that “we…process debit and credit card payment transactions on behalf of retailers that represent nearly 65% of retailers within the formal retail sector in South Africa through our EasyPay system” is based on an article posted on Fin24.com, a South African-based financial news provider.

2. Please provide to us and undertake to include in your future filings, revision of the fourth paragraph of the description of business section to report the amount of revenues, profit or loss and total assets for each of your four segments for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

RESPONSE TO COMMENT 2

The Company advises the Staff that it does not present a measure of assets for each of its operating segments as all of the Company’s significant assets are used in the operations of all, rather than any one, of the segments. The Company does not have dedicated assets assigned to a particular operating segment. Accordingly, it is not meaningful to attempt an arbitrary allocation and segment asset allocation is therefore not presented.

The Company further advises the Staff that as permitted by the last sentence of the first paragraph of Item 101(b) of Regulation S-K, it has elected to provide financial information about its operating segments by cross-referencing to its financial statements.

The Company undertakes to revise the “Overview” in Item 1 to its 2010 Form 10-K and to the extent applicable, its future filings, by adding a new fifth paragraph to read as follows:

“We analyze our business in terms of four inter-related independent operating segments: (1) transaction-based activities, (2) smart card accounts, (3) financial services, and (4) hardware, software and related technology sales. We discuss these segments in detail under Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, Footnote [TBD] to our consolidated financial statements included in this annual report contains detailed financial information about these operating segments for fiscal 2010, 2009 and 2008.”

June 25, 2010

Competition, page 15

3. Please provide to us and undertake to include in your future filings, the disclosure required by Item 101 (c)(x) including, but not limited to, the following:

  estimate the number of competitors and your competitive position;
  identify the principal methods of competition;
  identify and explain both the positive and negative factors pertaining to your competitive position.

As required by Item 101(c)(x), provide separate consideration for each principal products or services or classes of products or services of the segment.

June 25, 2010

RESPONSE TO COMMENT 3

The Company undertakes to revise the section entitled “Competition” in Item 1 of its 2010 Form 10-K and to the extent applicable, its future filings, to read as follows:

“In addition to competition that we face from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services, there are a number of other products that use smart card technology in connection with a funds transfer system. While it is impossible for us to estimate the total number of competitors in the global payments marketplace, we believe that the most competitive product in this marketplace is EMV, a system that is promoted by Visa Inc., MasterCard International and EuroPay International. In addition, the JCB International Credit Card Co. Ltd, Diners Club International and American Express Compare are currently among the largest global processors of payment transactions. The competitive advantage of our UEPS offering is that our technology can operate real-time, but in an off-line environment, using biometric identification instead of the standard personal identification number, or PIN, methodology employed by our competitors. We estimate that we process less than 1% of all global payment transactions in the international marketplace.

In South Africa, and specifically in the payment of social welfare grants, our competitors include AllPay Consolidated Investment Holdings (Pty) Ltd, or AllPay, which is responsible for social welfare payments in the Free State, Gauteng and Western Cape provinces and a small portion of the Eastern Cape province, and Empilweni Payout Services, or Empilweni, which is responsible for payments in the Mpumalanga province. The South African banks and the South African Post Office also offer beneficiaries the option to open bank accounts that enable the beneficiaries to receive their welfare grants through the formal banking payment networks.

We compete primarily on the basis of the innovative nature and security of our technology. We are able to load social welfare grants on behalf of the South African government directly onto a biometrically secured UEPS smart card in rural areas where there is little or no infrastructure or in semi-urban areas through our merchant acquiring system. Our UEPS-enabled smart cards are therefore used as a means of identification, security and as a transacting instrument. Grants loaded onto our UEPS-enabled smart cards can be used both online and offline and beneficiaries pay no monthly account or transaction fees. The usefulness of a traditional bank card to its holder is dependent on the availability of a branch network, automatic teller machine, or ATM, infrastructure and merchants accepting the card. Access to bank branches, ATMs and merchants accepting traditional bank cards are limited or non-existent in the rural areas of South Africa. We believe the security, functionality and simplicity of our smart card provides us with a unique ability to service these rural areas of South Africa. Our technology eliminates the risk associated with receiving social welfare grants in cash as well as the costs associated with transaction fees charged by banks when beneficiaries exceed the minimum number of free transactions per month.

We believe that SASSA considers the technology utilized, pricing of the payment service rendered and other factors such as Black Economic Empowerment, or BEE, rating as the most important factors when considering potential service providers. We compete with other service providers on these aspects through SASSA’s tender processes, when applicable, or through contract extension negotiations.

June 25, 2010

We own EasyPay, the largest bank-independent switch in South Africa. EasyPay’s competitors include BankservAfrica, eCentric and EFT POS. BankservAfrica is the largest transaction processor in South Africa which processes all transactions on behalf of the South African banks and claims to process in excess of 2.5 billion transactions valued at ZAR 8.0 trillion annually. During fiscal 2009, EasyPay processed 580.7 million transactions with an approximate value of ZAR131.2 billion, or approximately 23% of the transaction volume processed by BankservAfrica.

We also may face competition from companies to which we have licensed rights to our technology. Moreover, as our product offerings increase and gain market acceptance, banks in South Africa and other jurisdictions in which we operate may seek governmental or other regulatory intervention if they view us as disrupting their EFT transacting businesses.

Research and Development, page 15

4. Please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(xi) of the estimated dollar amount you spent during each of the last three fiscal years on the following:

  company sponsored research and development activities; and
  customer sponsored research activities.

Please briefly discuss the nature of these activities.

RESPONSE TO COMMENT 4

The Company undertakes to revise the section entitled “Research and Development” in Item 1 of its 2010 Form 10-K and to the extent applicable, its future filings, to read as follows:

“During fiscal 2010, 2009 and 2008, we incurred research and development expenditures of $[TBD], $8.9 million and $5.7 million, respectively. These expenditures consist primarily of the salaries of our software engineers and developers. Our research and development activities relate primarily to the continual revision and improvement of our core UEPS software and its functionality and the design and development of our Mobile Virtual Card, or MVC, concept. For example, we continually advance our security protocols and algorithms as well as develop new UEPS features that we believe will enhance the attractiveness of our product and service offerings. Our research and development efforts also focus on taking advantage of improvements in the hardware platforms that are not proprietary to us but which form part of our system.”

The Company advises the Staff that it does not engage in customer-sponsored research and development activities.

June 25, 2010

Risk Factors, page 19

5. Please undertake to delete in your future filings, your reference in the first paragraph, to “other information in this Form 10-K.” Item 503(c) requires that the Risk Factor section address “the most significant factors that make the offering speculative or risky.” Moreover, please delete your generic description of the effect “if any of the following risks actually occurs” since Item 503(c) of Regulation S-K requires you to explain how each particular risk affects the issuer. Each risk is not the same. Each risk will affect you in different ways and to different extents.

RESPONSE TO COMMENT 5

The Company undertakes to revise the first paragraph of Item 1A. “Risk Factors” in its 2010 Form 10-K and to the extent applicable, its future filings, to read as follows:

“Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock.”

6. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

  Item 503(c) which requires that you “[s] et forth each risk factor under a sub caption that adequately describes the risk”
  sample comment 36 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the text.” rather than “merely state a fact about your business ... succinctly state in your subheadings the risks that result from the facts or uncertainties;” and sample comment 37 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”

For instance, revise the caption to your first risk factor, which is on page 19, to describe that you may lose 65 percent of your revenues because your one year contracts with the South African Government expired March 31, 2010, you must bid with competitors for new contracts and you may not be awarded the contracts. For example, revise the sub caption “We maybe subject to privacy laws” (page 28).

June 25, 2010

RESPONSE TO COMMENT 6

The Company undertakes to revise the sub-captions to its risk factors in its 2010 Form 10-K and its future filings to reflect the Staff’s comment.

With regard to the first risk factor, the Company advises the Staff that, as the Company announced on March 31, 2010 its contract with the South African Social Security Agency (the “SASSA contract”) has been further extended to June 30, 2010 with certain conditions including the possibility that any further contract may become retrospective to April 2010. As the Company announced in connection with the release of its third quarter 2010 results of operations on May 6, 2010, it remains in active discussions with the South African government for the distribution of social welfare grants and currently expects a conclusion to the process or a further contract extension by the end of June 2010. However, the 2010 Form 10-K will be filed in late August 2010 after the expiration of the current extension and will necessarily reflect the occurrence of further developments between now and the time of the filing. Therefore, the Company is unable to predict at this time what the appropriate sub-caption disclosure will be because the sub-caption will need to reflect those future developments. The Company acknowledges that because it continues to derive a majority of its revenues from the SASSA contract, the risks and uncertainties related to the SASSA contract will continue to be the first risk factor in the 2010 Form 10-K. The Company will take into account the Staff’s comment when drafting the sub-caption for this risk factor.

The Company undertakes to revise the sub-caption to the twenty-fifth risk factor in its 2010 Form 10-K and to the extent applicable, its future filings, to read as follows:

“We may be subject to privacy laws in South Africa and other jurisdictions in which we operate. Compliance with these laws may adversely affect our ability to operate our business most effectively. Moreover, we could face liability for damages if we are found to have violated any of these privacy laws.”

Risks Relating to Our Business, page 19

7. Please provide to us and undertake to include in your future filings, revision of the seventh risk factor, which is on page 21, as follows:

  disclose recent trends in the number of unbanked South Africans using a Mzansi account; and
  disclose trends in the percentage and amount of the social welfare beneficiaries who have elected to receive their grants in their Mzansi account rather than in your smart card and the effect on your revenues.

June 25, 2010

RESPONSE TO COMMENT 7

The Company undertakes to revise its seventh risk factor in its 2010 Form 10-K and to the extent applicable, in future filings, to read as follows:

“We face competition from the incumbent retail banks in South Africa in the unbanked market segment, which could limit growth in our transaction-based activities segment.

The incumbent South African retail banks have created a common banking product, generally referred to as a “Mzansi” account, for unbanked South Africans, which offers limited transactional capabilities at reduced charges, when compared to the accounts traditionally offered by these banks. According to the FinScope survey, which is an annual survey conducted by the FinMark Trust, a non-profit independent trust, approximately 4.4 million and 3.5 million people in South Africa claimed to use a Mzansi account in 2009 and 2008, respectively. In addition, the 2009 survey indicated that 22% of those surveyed opened a Mzansi account in order to receive a social welfare grant.

It is possible for a social welfare beneficiary to receive grants through a Mzansi or other low-cost banking account. SASSA does not pay us a fee for the disbursement of grants through Mzansi or other low cost bank accounts and to the extent that beneficiaries use these accounts, rather than our smart card, to receive their grants, we will not be able to generate additional revenues from retail spending by these beneficiaries. In contrast, when a beneficiary receives grants through our smart card, we are able to generate incremental revenues from the use of our card in our merchant acquiring system because merchants participating in our merchant acquiring systems are also able to accept UEPS-based smart cards. Thus, our ability to increase our revenues and operating margins will be adversely affected to the extent that there is an increase in the number or percentage of South Africans using Mzansi or other low cost bank accounts to receive their social welfare grants.”

The Company supplementally advises the Staff that it does not have information regarding trends in the percentage or amount of the social welfare beneficiaries who have elected to receive their grants in their Mzansi account rather than through the Company’s smart card. The 22% figure discussed above is derived from a survey question which was new for 2009. However, the Company believes that it has adequately disclosed the risks of beneficiaries electing to receive their grants through Mzansi or other low cost bank accounts.

8. Please provide to us and undertake to include in your future filings, revision of the ninth risk factor, which is on page 21, as follows:

  focus on the risk you will lose your government contracts and/or other business to competitors who offer similar smart card technology and revise your sub-caption accordingly, and discuss in greater detail the competition you face from Visa to which you have licensed your technology.

June 25, 2010

RESPONSE TO COMMENT 8

The Company undertakes to revise its ninth risk factor in its 2010 Form 10-K and to the extent applicable, in future filings, to read as follows:

     “We may face competition from other companies that offer smart card technology and other innovative payment technologies, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

In addition to competition that we face from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts such as Mzansi, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent and we believe that the most competitive product in this marketplace is EMV, a system that is promoted by Visa Inc., MasterCard International and EuroPay International. Our ability to maintain our existing South African government contracts could be adversely affected to the extent that, in the future, the promoters of any of these systems would choose to compete directly in the South African pension and welfare business.

We also may face competition from companies to which we have licensed our technology. In 1997, we entered into a technology license agreement with Visa. Under that agreement, Visa purchased a non-exclusive, perpetual, worldwide license to our technology rights, as defined in the agreement, relating to our UEPS technology and an exclusive, perpetual, worldwide license under our patents, as defined in the agreement, licensed to Visa that is exclusive to the financial services industry, as defined in the agreement. Our Visa agreement grants back to us the non-exclusive right under our Visa-licensed patents to make, use and sell our payment systems and other products in the financial services industry as discussed in the agreement. In our Visa agreement, Visa agrees not to grant a sublicense to any payment system to any entities in the financial services industry who are not members of Visa already if such entity already has a right to use such payment systems from us. The agreement permits Visa to sublicense our licensed technology rights to any of its members, any entity in the financial services industry or any entity outside of the financial services industry that provides products to Visa or its sublicensees. The agreement prohibits us from licensing our technology rights, not just our licensed patents, to any of Visa’s competitors, including MasterCard, Europay, American Express Company, Discover Financial Services, Diners Club International Credit Card Co., Carte Blanche Card or JCB International Credit Card Co. or any of their parents, subsidiaries or affiliates. We may need Visa’s consent, not to be unreasonably withheld, in order to transfer or assign our rights and obligations under the agreement. As this agreement does not contain a termination date and contains restrictions on our ability to license our technology rights in the financial services industry and to competitors of Visa, we may not be able to realize the full value of our technology rights.

Moreover, as our product offerings increase and gain market acceptance, banks in South Africa and other jurisdictions in which we operate may seek governmental or other regulatory intervention if they view us as disrupting their funds transfer or other businesses.”

9. Please provide to us and undertake to include in your future filings, revision of the fifteenth risk factor on cash distribution, which is on page 23, to disclose if there has been any material losses, and, if so, briefly describe.

June 25, 2010

RESPONSE TO COMMENT 9

The Company undertakes to revise its fifteenth risk factor in its 2010 Form 10-K and to the extent applicable, in future filings, to add the following sentence:

“The Company did not incur any material losses resulting from cash distribution during fiscal 2010, 2009 or 2008, but there is no assurance that we will not incur material losses in the future.

Risks Relating to Operating in South Africa and Other Emerging Markets, page 24

10. Please provide to us and undertake to include in your future filings, revision of the nineteenth risk factor, which is on pages 24 and 25, to identify specific risks to you and specific consequences to you if the risk occurs. Provide a separate risk factor for each risk rather than a single risk factor one and a half pages long that discusses a wide variety “risks relating to operating in South Africa.”

RESPONSE TO COMMENT 10

The Company undertakes to revise the nineteenth risk factor in its 2010 Form 10-K and to the extent applicable, in future filings, by providing separate risk factor sub-captions for each risk described on pages 24 and 25 and identifying the specific consequences to the Company if the risk occurs. The text of the revised disclosure is as follows:

     South Africa’s high levels of poverty, unemployment and crime may increase our costs and impair our ability to maintain a qualified workforce.

While South Africa has a highly developed financial and legal infrastructure, it also has high levels of crime and unemployment and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in the rural areas, having limited access to adequate education, healthcare, housing and other basic services including, water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability, all of which could negatively affect our business. These problems may prompt emigration of skilled workers, hinder investment into South Africa and impede economic growth. As a result, we may have difficulties attracting and retaining qualified employees.

     The economy of South Africa is exposed to high inflation and interest rates which could increase our operating costs and thereby reduce our profitability.

The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins. Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in South Africa.

June 25, 2010

     If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk losing our government and private contracts. In addition, it is possible that we may be required to achieve black shareholding of our company in a manner that could dilute your ownership.

The South African government, through the Broad-Based Black Economic Empowerment Act, 2003, established a legislative framework for the promotion of BEE. The law recognizes two distinct mechanisms for the achievement of BEE objectives—compliance with codes of good practice, which have already been issued, and compliance with industry-specific transformation charters. Although the charter that will likely apply to our company has not yet been finalized, we believe it is likely that the charter will not differ substantially from the codes of good practice. Achievement of BEE objectives is measured by a “scorecard” which establishes a weighting to various components of BEE. One component of BEE is achieving a certain percentage of shareholdings by black South Africans in South African businesses over a period of years. This shareholding component carries the highest BEE scorecard weighting. Other components include procuring goods and services from black-owned businesses or from businesses that have earned good BEE scores and achieving certain levels of black South African employment. Compliance with the codes and applicable charters are not enforced through civil or criminal sanction, but compliance does affect the ability of a company to secure contracts in the public and private sectors. Thus, it will be important for us to achieve applicable BEE objectives. Failing to do so could jeopardize our existing and future contractual relationships, including our contracts with the South African government.

We have taken a number of actions as a company to increase empowerment of black South Africans. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BEE objectives. In that event, in order to avoid risking the loss of our government and private contracts, we may have to seek to comply through other means, including by selling shares of Net1 or of our South African subsidiaries to black South Africans. Such sales of shares could have a dilutive impact of your ownership interest, which could cause the market price of our stock to decline.

     South African exchange control regulations could hinder our ability to make foreign investments and obtain foreign-denominated financing.

South Africa’s exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area without the prior approval of SARB. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future.

June 25, 2010

Although Net1 is a US corporation and is not itself subject to South African exchange control regulations, these regulations do restrict the ability of our South African subsidiaries to raise and deploy capital outside the Common Monetary Area, to borrow money in currencies other than the South African rand and to hold foreign currency. Exchange control restrictions may also affect the ability of these subsidiaries ability to pay dividends to Net1 unless the affected subsidiary can show that any payment of such dividend will not place it in an over borrowed position. As of June 30, 2010, approximately [·]% of our cash and cash equivalents were held by our South African subsidiaries. Exchange control regulations could make it difficult for our South African subsidiaries to: (i) export capital from South Africa; (ii) hold foreign currency or incur indebtedness denominated in foreign currencies without the approval of SARB; (iii) acquire an interest in a foreign venture without the approval of SARB and first having complied with the investment criteria of SARB; (iv) repatriate to South Africa profits of foreign operations; and (v) limit our business to utilize profits of one foreign business to finance operations of a different foreign business.

Under current exchange control regulations, SARB approval would be required for any acquisition of our company which would involve payment to our South African shareholders of any consideration other than South African rand. This restriction could limit our management in its ability to consider strategic options and thus, our shareholders may not be able to realize the premium over the current trading price of our shares.

     HIV/AIDS and tuberculosis are major healthcare challenges in South Africa and other sub-Saharan countries. The prevalence of these diseases may force us to incur costs relating to the loss of personnel, reduction in the productivity of our workforce and recruiting and training of new personnel.

HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are major healthcare challenges in South Africa and other sub-Saharan countries. Even we cannot estimate how much of our South African workforce may be infected with HIV/AIDS, due to the high prevalence of HIV/AIDS in South Africa, we may incur costs relating to the loss of personnel and the related loss of productivity as well as medical costs and costs relating to recruiting and training of new personnel. In addition, the potential for increased mortality rates due to HIV/AIDS deaths to reduce or slow the growth of the South African population could adversely impact our growth. Most of these factors are beyond our control. We are not able to quantify the impact of HIV/AIDS on our growth or costs and cannot assure you that the costs we will incur in connection with this epidemic will not have a material adverse effect on us, our financial condition and our operations.

     Most of South Africa’s major industries are unionized, and the majority of employees belong to trade unions. We face the risk of disruption from labor disputes and new South African labor laws.

In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. We currently have approximately [TBD] [2009—100] unionized employees which represents approximately [TBD percent][2009--five percent] of our workforce. Although in recent years we have not experienced any labor disruptions, such labor disruptions may occur in the future. In addition, developments in South African labor laws may increase our costs or alter our relationship with our employees and trade unions, which may have an adverse effect on us, our financial condition and our operations.

June 25, 2010

Risks Relating to Our Common Stock, page 29

11. Please provide to us and undertake to include in your future filings, revision of the thirty fifth risk factor, which is on page 31, to clarify and distinguish the ability of a shareholder to bring actions and enforce judgments against you (a Florida corporation) as opposed to actions and judgments against your officers and directors and experts;
  clarify in the third sentence whether or not South African courts have enforced judgments obtained in U.S. courts by shareholders against a U.S. company, domiciled in South Africa, its officer or directors; or experts based upon the civil liability provision of the US securities laws; and
  clarify in the last sentence, whether or not South African courts have permitted investors (either that are or are not citizens of South Africa) to bring an original action against a U.S. company, domiciled in South Africa, its officer or directors; or experts based upon the civil liability provision of the US securities laws.

Disclose whether this risk factor was based upon an opinion of counsel and, if so, name counsel.

RESPONSE TO COMMENT 11

The Company will revise this risk factor in its 2010 Form 10-K and future filings as set forth below. However, the Company advises the Staff that neither it nor its advisers are aware whether or not South African courts have (i) enforced judgments obtained in U.S. courts by shareholders; or (ii) permitted investors to bring an original action; in either case against a U.S. company domiciled in South Africa (i.e., a company incorporated in the United States whose principal business and assets are located primarily in South Africa), its officers, directors or experts based upon the civil liability provision of the U.S. securities laws and that therefore, the Company’s response to the second and third bullet points of this comment discuss South African law applicable to the enforceability of foreign judgments and the ability to bring original actions in South Africa in general terms without regard to where a company is actually incorporated and without specific reference to the civil liability provisions of the US securities laws.

June 25, 2010

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based upon U.S. laws, including the federal securities laws or other foreign laws, against us or our directors and officers and experts.

While Net1 is incorporated in the state of Florida, United States, the company is headquartered in Johannesburg, South Africa and substantially all of the company’s assets are located outside the United States. In addition, the majority of Net1’s directors and officers reside outside of the United States and our experts, including our independent registered public accountants, are based in South Africa. As a result, even though you could effect service of legal process upon Net1, as a Florida corporation, in the United States, you may not be able to collect any judgment obtained against Net1 in the United States, including any judgment based on the civil liability provisions of the U.S. federal securities laws, because substantially all of our assets are located outside the United States. Moreover, it may not be possible for you to effect service of legal process upon the majority of our directors and officers or upon our experts within the United States or elsewhere outside South Africa and any judgment obtained against any of our foreign directors, officers and experts in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by a South African court. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

  the court or arbitral body which pronounced the judgment had international jurisdiction and competence to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
  the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
  the judgment has not lapsed;
  the recognition and enforcement of the judgment by South African courts would not be contrary to public policy in South Africa, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
  the judgment was not obtained by improper or fraudulent means;
  the judgment does not involve the enforcement of a penal or foreign revenue law or any award of multiple or punitive damages; and
  the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978 (as amended), of the Republic of South Africa.

June 25, 2010

It has been the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. South African courts have awarded compensation to shareholders who have suffered damages as a result of a diminution in the value of their shares based on various actions by the corporation and its management. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. Further, if a foreign judgment is enforced by a South African court, it will be payable in South African currency. Also, under South Africa’s exchange control laws, the approval of the South African Reserve Bank is required before a defendant resident in South Africa may pay money to a non-resident plaintiff in satisfaction of a foreign judgment enforced by a court in South Africa.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts.

In reaching the foregoing conclusions, we consulted with our South African legal counsel, Cliffe Dekker Hofmeyr Inc.

Exhibits and Financial Statements, page 71

12. Please provide to us and undertake to revise in your future filings, an accurate list of all exhibits, the dates of the respective document and the date the exhibit was filed. For instance, you state that many of your agreements (Exhibit numbers 10.3 thru 10.15) such as with Visa and with Nedbank were filed on August 1, 2005 in an amendment to a Form S-l but it appears that the correct date was July 19, 2005. Moreover, file exhibit 10.12 and revise the index to reflect that filing.

RESPONSE TO COMMENT 12

Annexure 1 to this response letter presents a revised exhibit index to the Company’s 2009 Form 10-K exhibit index which contains corrected references for Exhibits 10.3 through 10.15. This index, as it may be updated to reflect any newly-required exhibits or to delete obsolete exhibits in accordance with Item 601(b)(10)(i) of Regulation S-K will be included as part of the Company’s 2010 Form 10-K. The Company advises the Staff that Exhibit 10.12 was previously filed with the Company’s 2005 Form 10-K but that the incorporation by reference language was inadvertently omitted from the exhibit index to the 2009 Form 10-K.

June 25, 2010

Notes to the Consolidated Financial Statements

Note 23 Foreign Exchange Related to Short Term Investment, page F-48

13. In regard to the $26.7 million foreign exchange gain recorded in conjunction with the termination of the asset swap agreement, please tell us how you were accounting for this transaction. In this regard, provide us with sufficient information that will enable us to understand your method of accounting (e.g. qualified for hedge accounting) and how the gain amount was calculated. Identify the specific authoritative literature you used to support your accounting treatment.

RESPONSE TO COMMENT 13

The Company advises the Staff that the foreign exchange gain was realized by a South African subsidiary that uses the South African rand as its functional currency. The foreign exchange gain was calculated as the difference between the exchange rate ($1:R7.75) on the date of entering the note (August 27 2008) and the exchange rate ($1:R10.01) on the date of redeeming the note (October 16, 2008) multiplied by the face value of the note of $110,000,000. The rand foreign exchange gain was translated to United States dollars at average rates prevailing during the period that the transaction occurred.

The Company relied on the guidance provided under Topic 830-20-35 in accounting for this transaction. No hedge accounting was applied.

*            *          *

Please call the undersigned at (212) 335-4517, or Mr. Herman Kotze, the Company’s Chief Financial Officer, at +27 11 343 2014, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

June 25, 2010

Very truly yours,
DLA PIPER LLP (US)
/s/ Marjorie Sybul Adams
Marjorie Sybul Adams
Partner
Admitted to practice in New York

cc:	Dr. Serge C.P. Belamant
Herman Gideon Kotze
Net 1 UEPS Technologies, Inc.

Daniel I. Goldberg, Esq.
DLA Piper LLP (US)

June 25, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the year ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
Form 10-Q for the quarterly period ended December 31, 2009
Schedule 14A, filed October 28, 2009
File No. 000-31203

Ladies and Gentlemen:

     In connection with responding to comments by the Securities and Exchange Commission (the “Commission”), Net 1 UEPS Technologies, Inc. (the “Company”) acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NET 1 UEPS TECHNOLOGIES, INC.

By: /s/Serge CP Belamant
      Name: Serge CP Belamant
     Title: Chief Executive Officer

Annexure 1.

Exhibit	Description
Number

2.1

Implementation Agreement, dated as of March 3, 2006, between Net 1 Applied Technologies South Africa Limited and Prism Holdings Limited, as amended (incorporated by reference to Exhibit 2.1 to our Form 8-K/A filed on April 7, 2006)

2.2

Second Addendum, dated as of August 29, 2006 to the Implementation Agreement, dated as of March 3, 2006, between Net 1 Applied Technologies South Africa Limited and Prism Holdings Limited (incorporated by reference to Exhibit 2.1 to our Form 8-K filed on August 31, 2006)

2.3

Share Purchase Agreement between ARDES Netherlands B.V. and each of the other Sellers specified therein and Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 2.12 to our Form 10-Q filed on November 6, 2008)

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Form 8-K filed on December 1, 2008)

3.2	Amended and Restated By-Laws of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 3.2 to our Form 8-K filed on August 30, 2007).

4.1	Form of common stock certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1 filed June 20, 2005 (SEC File No. 333-125273))

10.1

Distribution Agreement, dated July 1, 2002, between Net 1 UEPS Technologies, Inc. and Net 1 Investment Holdings (Pty) Limited (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))

10.2

Patent and Technology Agreement, dated June 19, 2000, by and between Net 1 Holdings S.a.r.l. and Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))

10.3

Technology License Agreement between Net 1 Investment Holdings (Proprietary) Limited and Visa International Service Association (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))

10.4

Product License Agreement between Net 1 Holdings S.a.r.l. and Net 1 Operations S.a.r.l. (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to our Registration Statement on Form S-4/A, filed on April 21, 2004 (Commission File No. 333-112463))

10.5

Non Exclusive UEPS License Agreement between Net 1 Investment Holdings (Proprietary) Limited and SIA Netcards (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to our Registration Statement on Form S-4/A, filed on April 21, 2004 (Commission File No. 333-112463))

10.6

Assignment of Copyright and License of Patents and Trade Marks between MetroLink (Proprietary) Limited and Net 1 Products (Proprietary) Limited (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))

10.7

Agreement between Nedcor Bank Limited and Net 1 Products (Proprietary) Limited (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))

10.8

Patent and Technology Agreement by and among Net 1 Investment Holdings (Proprietary) Limited, Net 1 Applied Technology Holding Limited and Nedcor Bank Limited (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))

10.9

Patent and Technology Agreement by and among Net 1 Holdings S.a.r.l., Net 1 Applied Technology Holdings Limited and Nedcor Bank Limited (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))

10.10

Agreement by and among Nedbank Limited, Net 1 UEPS Technologies, Inc., and Net 1 Applied Technologies South Africa Limited (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))

10.11

Stock Purchase Agreement dated July 18, 2005, by and among CI Law Trustees Limited for the San Roque Trust, Dr. Serge C.P. Belamant, South African Private Equity Fund III, L.P., South African Private Equity Trust III, Brenthurst Private Equity II Limited, Brenthurst Private Equity South Africa I Limited, General Atlantic Partners 80, L.P., GapStar, LLC, GAP Coinvestments III, Brait International Limited, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))

10.12	Amendment No. 1 to the Stock Purchase Agreement dated as of August 11, 2005 (incorporated by reference to Exhibit 10.23 to our Form 10-K filed on September 13, 2005)

10.13

Banking Facility between Nedbank Limited and Net 1 Applied Technology Holdings Limited (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))

10.14

Facility between Cash Paymaster Services Eastern Cape (Proprietary) Limited and Nedbank Limited (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))

10.15

Addendum to Facility Letter – Approval of Increase Bridging Loan Facilities between Nedbank Limited and Net 1 Applied Technology Holdings Limited (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))

10.16

Service Level Agreement between the Department of Social Welfare and Population Development Kwa-Zulu Natal and Cash Paymaster Services KwaZulu-Natal (Pty) Limited (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))

10.17

Addendum to service level agreement dated as of April 14, 2006, entered into by and between the Kwa-Zulu Natal Provincial Government, in its Department of Welfare and Population Development and Cash Paymaster Services (KwaZulu-Natal) (Pty) (Ltd) (incorporated by reference to Exhibit 10.26 to our Annual Report on Form 10-K filed August 29, 2006 (Commission File No. 000-31203))

10.18

Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Kwa-Zulu Natal province (incorporated by reference to Exhibit 10.31 to our Form 10-Q filed on February 7, 2007)

10.19

Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Kwa-Zulu Natal province (incorporated by reference to Exhibit 10.20 to our Form 10-K filed on August 28, 2008)

10.20

Service Level Agreement between the Province of Eastern Cape Department of Social Development and CPS Eastern Cape (Proprietary) Limited (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))

10.21

Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Eastern Cape province (incorporated by reference to Exhibit 10.33 to our Form 10-Q filed on February 7, 2007)

10.22

Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Eastern Cape province (incorporated by reference to Exhibit 10.23 to our Form 10-K filed on August 28, 2008)

10.23

Service level agreement dated March 31, 2006, between the Limpopo Provincial Government in its Department of Health and Social Development and Cash Paymaster Services (Northern) (Pty) Ltd (incorporated by reference to Exhibit 10.26 to our Quarterly Report on Form 10-Q filed May 9, 2006 (Commission File No. 000-31203))

10.24

Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Limpopo (formerly Northern) province (incorporated by reference to Exhibit 10.32 to our Form 10-Q filed on February 7, 2007)

10.25

Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Limpopo province (incorporated by reference to Exhibit 10.26 to our Form 10-K filed on August 28, 2008)

10.26

Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the North West province (incorporated by reference to Exhibit 10.34 to our Form 10-Q filed on February 7, 2007)

10.27

Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the North West province (incorporated by reference to Exhibit 10.28 to our Form 10-K filed on August 28, 2008)

10.28

Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Northern Cape province (incorporated by reference to Exhibit 10.35 to our Form 10-Q filed on February 7, 2007)

10.29

Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1’s service level agreement in the Northern Cape province (incorporated by reference to Exhibit 10.30 to our Form 10-K filed on August 28, 2008)

10.30*	Amended and Restated 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit A to Proxy Statement filed on October 27, 2006)

10.31*

Form of Stock Option Agreement dated as of August 24, 2006, by and between Net 1 UEPS Technologies, Inc. and employees of Prism Holdings Limited (incorporated by reference to Exhibit 10.27 to our Form 10-Q filed on November 8, 2006)

10.32*

Form of Stock Option Agreement, by and between Net 1 UEPS Technologies, Inc. and recipients of stock options under the Amended and Restated 2004 Stock Option Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 99.3 to Form S-8 filed on January 17, 2007 (SEC File No. 333-140042))

10.33*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Serge Christian Pierre Belamant (incorporated by reference to Exhibit 10.36 to our Form 10-K filed on August 29, 2007)

10.34*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Herman Gideon Kotze (incorporated by reference to Exhibit 10.37 to our Form 10-K filed on August 29, 2007)

10.35*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Nitin Soma (incorporated by reference to Exhibit 10.39 to our Form 10-K filed on August 29, 2007)

10.36*

Form of Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and employees of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.40 to our Form 10-K filed on August 29, 2007)

10.37*

Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Christopher Stefan Seabrooke dated February 11, 2008 (incorporated by reference to Exhibit 10.41 to our Form 10-Q filed on May 8, 2008)

10.38*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Paul Edwards dated February 12, 2008 (incorporated by reference to Exhibit 10.42 to our Form 10-Q filed on May 8, 2008)

10.39

Facility Agreement, dated August 27, 2008, by and among Smartswitch Netherlands C.V., Net1 Applied Technologies Netherlands B.V. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.41 to our Form 10-Q filed on November 6, 2008)

10.40

Deed of Guarantee, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.42 to our Form 10-Q filed on November 6, 2008)

10.41

Charge Over Deposits, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.43 to our Form 10-Q filed on November 6, 2008)

10.42

Cession and Pledge in Security, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.44 to our Form 10-Q filed on November 6, 2008)

10.43

Deed of Subordination, dated August 27, 2008, by and among Smartswitch Netherlands C.V., Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.45 to our Form 10-Q filed on November 6, 2008)

10.44*

Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Christopher Stefan Seabrooke dated August 27, 2008* (incorporated by reference to Exhibit 10.46 to our Form 10-Q filed on November 6, 2008)

10.45*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Paul Edwards dated August 27, 2008* (incorporated by reference to Exhibit 10.47 to our Form 10-Q filed on November 6, 2008)

10.46*

Form of Stock Option Agreement, by and between Net 1 UEPS Technologies, Inc. and recipients of stock options under the Amended and Restated 2004 Stock Option Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.48 to our Form 10-Q filed on November 6, 2008)

10.47†	Interim agreement entered into between SASSA and Cash Paymaster Services (Proprietary) Limited dated March 25, 2009 (incorporated by reference to Exhibit 10.49 to our Form 10-Q filed on May 7, 2009)

10.48

Stock Repurchase Agreement by and between Net 1 UEPS Technologies, Inc., South African Private Equity Fund III, L.P. and Brait International Limited (incorporated by reference to Exhibit 10.48 to our Form 10-K filed on August 27, 2009)

10.49*

Amendment to Restricted Stock Agreement for Non-U.S. Employees by and between Net 1 UEPS Technologies, Inc. and Serge C. P. Belamant dated March 18, 2010 (incorporated by reference to Exhibit 10.49 to our Form 10-Q filed on May 6, 2010)

10.50*

Amendment to Restricted Stock Agreement for Non-U.S. Employees by and between Net 1 UEPS Technologies, Inc. and Herman G. Kotze dated March 18, 2010 (incorporated by reference to Exhibit 10.50 to our Form 10-Q filed on May 6, 2010)

14	Amended and Restated Code of Ethics (incorporated by reference to Exhibit 14 to our Form 8-K filed on August 27, 2009)

21**	Subsidiaries of Registrant

23**	Consent of Independent Registered Public Accounting Firm

31.1**	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

31.2**	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

32**	Certification pursuant to 18 USC. Section 1350

† Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act, and thus, such portions have been omitted.
* Indicates a management contract or compensatory plan or arrangement.
** Filed herewith